02047932

RECD S.E.C.
AUG 0 7 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 1, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ______________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ______________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

PROCESSED
AUG 0 9 2002
THOMSON
FINANCIAL

PRECISION DRILLING CORPORATION

Calgary, Alberta, Canada – August 1, 2002

SECOND QUARTER RESULTS – JUNE 30, 2002
PRECISION REMAINS PROFITABLE IN A WEAK ENVIRONMENT

Precision Drilling

Precision Drilling Corporation ("Precision" or the "Corporation") today reports diluted earnings per share of $0.06 and $1.28 for the three and six month periods ended June 30, 2002, respectively. Revenue of $345.9 million in the second quarter of 2002 declined by 16% from the same period in 2001. Declines in oilfield activity in Canada and the US were partially mitigated by continued increase in our international businesses. International revenue accounted for 41% of revenue in the three months ended June 30, 2002 compared to 31% in the second quarter of 2001.

Much of our international business is conducted in US dollars, which for a Canadian company brings with it exposure to foreign exchange fluctuations. The rapid strengthening of the Canadian dollar versus the US dollar during the second quarter from $Cdn/$US 1.5935 to 1.5187 resulted in earnings being negatively impacted by a foreign exchange loss of $4.1 million, most of which was related to the Technology Services Group.

The 2001 comparative numbers have been restated to give effect to the retroactive application of the new Canadian accounting standard for foreign exchange gains and losses on translation of US dollar denominated long-term debt. This new standard, which is consistent with US practice, resulted in an increase in earnings per share for the three months ended June 30, 2001 of $0.03 and a decrease in earnings per share of $0.01 for the six months ended June 30, 2001.

Contract Drilling Group revenue declined by 33% in the second quarter of 2002 compared to 2001. Drilling activity in Canada declined by 42% during this same period. The impact of the domestic decline in activity was offset somewhat by increased international revenue particularly in Mexico. Competitive pressures are having an impact on Canadian pricing as average day rates have declined marginally year over year and a more significant 11% in relation to the first quarter of 2002.

The Technology Services Group has maintained its revenue relative to 2001 due to its continued globalization efforts. However, this segment's operating earnings declined by $25.0 million with the US market accounting for more than 70% of this decrease. The Segment's research and engineering efforts continue to be a focus with several new milestones being achieved in the development and launch of our new LWD/MWD technology.

The Rental and Production Group saw revenue decrease 4% in 2002 from 2001 levels. The decline in the oilfield equipment rental and gas compression packaging businesses is consistent with the reduction in Canadian drilling activity. These declines were largely offset by a 12% increase in the industrial plant maintenance operation, which is benefiting from the expansion of the oilsands projects in Northern Alberta.

This document contains forward-looking statements based upon current expectations that involve a number of business risks and uncertainties. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. The factors that could cause results to differ materially include, but are not limited to: fluctuations in the market for oil and gas and related products and services; political, national and regional economic conditions in countries in which Precision does business; weather conditions; fluctuations in foreign currency exchange rates; the ability to attract and retain key personnel or other unforeseen conditions, which are described in further detail in Precision's filings with the Securities and Exchange Commission.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.716.4869
www.precisiondrilling.com

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

CDN $000's, except per share amounts (unaudited)	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001* (restated)	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001* (restated)
Revenue	$ 345,954	$ 409,917	$ 912,068	$ 1,023,572
Expenses:				
Operating	258,601	276,747	619,645	638,617
General and administrative	38,767	35,852	79,733	76,422
Depreciation and amortization	30,497	31,706	71,671	75,453
Research and engineering	8,227	7,776	16,288	15,247
Foreign exchange	4,095	(188)	4,053	271
	340,187	351,893	791,390	806,010
Operating earnings	5,767	58,024	120,678	217,562
Interest	8,536	11,358	17,454	24,439
Dividend income	(39)	(1,106)	(39)	(1,106)
Gain on disposal of investments	–	(757)	–	(1,356
Earnings before income taxes, non-controlling interest and goodwill amortization	(2,730)	48,529	103,263	195,585
Income taxes:				
Current	13,280	(15,923)	43,117	9,361
Future	(19,771)	25,399	(10,749)	59,162
	(6,491)	9,476	32,368	68,523
Earnings before non-controlling interest and goodwill amortization	3,761	39,053	70,895	127,062
Non-controlling interest	434	–	739	–
Earnings before goodwill amortization	3,327	39,053	70,156	127,062
Goodwill amortization, net of tax	–	7,930	–	15,880
Net earnings	3,327	31,123	70,156	111,182
Retained earnings, beginning of period	595,648	422,344	528,819	342,285
Retained earnings, end of period	$ 598,975	$ 453,467	$ 598,975	$ 453,467
Earnings per share before goodwill amortization:				
Basic	$ 0.06	$ 0.74	$ 1.31	$ 2.41
Diluted	$ 0.06	$ 0.71	$ 1.28	$ 2.32
Earnings per share:				
Basic	$ 0.06	$ 0.59	$ 1.31	$ 2.11
Diluted	$ 0.06	$ 0.57	$ 1.28	$ 2.03
Common shares outstanding (000's)	53,877	53,071	53,877	53,071
Weighted average shares outstanding (000's)	53,612	52,966	53,434	52,779
Diluted shares outstanding (000's)	55,047	54,713	54,638	54,662

* Certain expenses have been reclassified from general and administrative expenses to be more appropriately included in operating expenses.

CONSOLIDATED BALANCE SHEETS

CDN $000's	June 30, 2002 (unaudited)	December 31, 2001 (restated)
Assets		
Current assets:		
Cash	$ 27,218	$ 13,231
Accounts receivable	390,481	474,528
Income taxes recoverable	590	–
Inventory	115,492	111,393
	533,781	599,152
Property, plant and equipment, net of accumulated depreciation	1,438,931	1,418,609
Intangibles, net of accumulated amortization	73,187	74,004
Goodwill	545,377	545,377
Other assets	13,335	14,216
	$ 2,604,611	$ 2,651,358
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 89,515	$ 85,384
Accounts payable and accrued liabilities	214,598	253,342
Income taxes payable	–	12,764
Current portion of long-term debt	29,280	31,743
	333,393	383,233
Long-term debt	419,103	496,200
Future income taxes	344,348	355,078
Non-controlling interest	1,607	868
Shareholders' equity:		
Share capital	907,185	887,160
Retained earnings	598,975	528,819
	1,506,160	1,415,979
	$ 2,604,611	$ 2,651,358
Common shares outstanding (000's)	53,877	53,176
Common share purchase options outstanding (000's)	4,131	4,406

CONSOLIDATED STATEMENTS OF CASH FLOW

CDN $000's, except per share amounts (unaudited)	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001 (restated)	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001 (restated)
Cash provided by (used in):				
Operations:				
Net earnings	$ 3,327	$ 31,123	$ 70,156	$ 111,182
Items not affecting cash:				
Depreciation and amortization	30,497	31,706	71,671	75,453
Goodwill amortization	–	7,930	–	15,880
Gain on disposal of investments	–	(757)	–	(1,356)
Future income taxes	(19,771)	25,399	(10,749)	59,162
Non-controlling interest	434	–	739	–
Amortization of deferred financing costs	324	340	648	652
Unrealized foreign exchange loss (gain) on long-term debt	(2,854)	(3,675)	(3,235)	1,438
Funds provided by operations	11,957	92,066	129,230	262,411
Changes in non-cash working capital balances	124,842	79,537	28,250	(39,654)
	136,799	171,603	157,480	222,757
Investments:				
Business acquisitions, net of cash acquired	–	225	–	(29,372)
Purchase of property, plant and equipment	(59,612)	(91,671)	(106,392)	(167,693)
Purchase of intangibles	(1,971)	–	(2,086)	–
Proceeds on sale of property, plant and equipment	11,144	4,832	17,302	13,255
Proceeds on disposal of investments	–	936	–	1,712
Investments	–	–	(147)	–
	(50,439)	(85,678)	(91,323)	(182,098)
Financing:				
Increase in long-term debt	–	–	10,119	–
Repayment of long-term debt	(80,100)	(10,995)	(86,445)	(58,277)
Deferred financing costs on long-term debt	–	(38)	–	(38)
Issuance of common shares on exercise of options	14,603	2,887	20,025	17,133
Issuance of common shares on exercise of warrants	–	–	–	2,370
Change in bank indebtedness	(483)	(92,676)	4,131	(22,549)
	(65,980)	(100,822)	(52,170)	(61,361)
Increase (decrease) in cash	20,380	(14,897)	13,987	(20,702)
Cash, beginning of period	6,838	14,897	13,231	20,702
Cash, end of period	$ 27,218	$ –	$ 27,218	$ –
Funds provided by operations per share:				
Basic	$ 0.22	$ 1.74	$ 2.42	$ 4.97
Diluted	$ 0.22	$ 1.68	$ 2.37	$ 4.80

SEGMENT INFORMATION

Three months ended June 30, 2002 CDN $000's (unaudited)	Contract Drilling Group	Technology Services Group	Rental and Production Group	Corporate and Other	Total
Revenue	$ 123,003	$ 146,991	$ 75,960	$ –	$ 345,954
Operating earnings	15,487	(15,965)	13,947	(7,702)	5,767
Research and engineering	–	8,227	–	–	8,227
Depreciation and amortization	11,597	13,986	3,845	1,069	30,497
Assets	1,259,952	1,027,329	237,227	80,103	2,604,611
Capital expenditures*	9,163	48,859	3,099	462	61,583

Three months ended June 30, 2001 (1) CDN $000's (unaudited)	Contract Drilling Group	Technology Services Group	Rental and Production Group	Corporate and Other	Total
Revenue	$ 183,207	$ 145,779	$ 79,464	$ 1,467	$ 409,917
Operating earnings	35,442	9,052	17,868	(4,338)	58,024
Research and engineering	–	7,776	–	–	7,776
Depreciation and amortization	15,625	11,945	3,580	556	31,706
Assets	1,329,695	810,794	218,177	131,398	2,490,064
Capital expenditures*	32,446	38,288	5,296	15,641	91,671

Six months ended June 30, 2002 (1) CDN $000's (unaudited)	Contract Drilling Group	Technology Services Group	Rental and Production Group	Corporate and Other	Total
Revenue	$ 428,586	$ 333,187	$ 150,295	$ –	$ 912,068
Operating earnings	117,009	(7,942)	26,827	(15,216)	120,678
Research and engineering	–	16,288	–	–	16,288
Depreciation and amortization	32,277	29,676	7,592	2,126	71,671
Assets	1,259,952	1,027,329	237,227	80,103	2,604,611
Capital expenditures*	19,004	77,022	11,710	742	108,478

Six months ended June 30, 2001 (1) CDN $000's (unaudited)	Contract Drilling Group	Technology Services Group	Rental and Production Group	Corporate and Other	Total
Revenue	$ 540,892	$ 334,412	$ 146,801	$ 1,467	$ 1,023,572
Operating earnings	151,800	46,904	33,794	(14,936)	217,562
Research and engineering	–	15,247	–	–	15,247
Depreciation and amortization	42,903	24,253	7,253	1,044	75,453
Assets	1,329,695	810,794	218,177	131,398	2,490,064
Capital expenditures*	57,592	77,999	14,825	17,277	167,693

**excludes business acquisitions*

(1) Certain expenses have been reclassified between segments to more appropriately reflect operating earnings.

CANADIAN DRILLING OPERATING STATISTICS

	For the Six Months Ended June 30, 2002			2001		
	Precision	Industry*	Market Share %	Precision	Industry*	Market Share %
Number of drilling rigs	223	644	34.6	226	616	36.7
Number of operating days (spud to release)	16,435	47,092	34.9	24,062	66,192	36.4
Wells drilled	2,598	6,662	39.0	3,741	9,521	39.3
Average days per well	6.3	7.1		6.4	7.0	
Metres drilled (000's)	2,827	7,322	38.6	4,007	10,230	39.2
Average metres/day	172	155		167	155	
Average metres/well	1,088	1,099		1,071	1,074	
Rig utilization rate (%)	40.4	40.4		58.3	59.9	

* Excludes non-CAODC rigs.

A conference call to review the second quarter 2002 results has been scheduled for 12:00 noon Calgary time on Thursday, August 1, 2002. The conference call dial-in number is 1-888-881-4892.

A live webcast will be accessible at www.precisiondrilling.com.

Precision Drilling Corporation is listed on the Toronto Stock Exchange under the ticker symbol "PD" and on the New York Stock Exchange under the ticker symbol "PDS".

For further information, please contact Dale E. Tremblay, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 716-4500, Fax: (403) 264-0251; website: www.precisiondrilling.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________
Jan Campbell
Corporate Secretary

Date: August 1, 2002